

January 19, 2011

Mr. Scott Cramer, CEO and CFO
Affinity Mediaworks Corp.
455 Route 306, Suite M#2922
Monsey, NY 10952

      Re: Affinity Mediaworks Corp.
             Form 10-K for the year ended January 31, 2010
             Filed May 17, 2010
             File No. 333-150548

Dear Mr Cramer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. In future filings, the Commission's file number should appear on the front page of your 34 Act filings.

Item9A(T). Controls and Procedures, page 12

2. With a view towards future disclosure, discuss the nature of the material weakness identified (when and by whom) and discuss any steps taken to correct these weakness.

Exhibit 31.1

3. It appears that the introduction to paragraph 4 in the certification does not contemplate the ICFR language as required by Item 601(b)(31) of Regulation S-K. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson at (202) 551-3746, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief